UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No.  5)*

UNITEDGLOBALCOM, INC.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

913247 50 8

(CUSIP Number)

Elizabeth M. Markowski

Senior Vice President

Liberty Media Corporation

12300 Liberty Boulevard

Englewood, Colorado 80112

(720) 875-5400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 12, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 913247 50 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Liberty Media Corporation 84-1288730

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 427,178,932 shares(1)

	8.	Shared Voting Power 0 shares

	9.	Sole Dispositive Power 427,178,932 shares(1)

	10.	Shared Dispositive Power 0 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 427,178,932 shares(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 54.47%(3)

14.	Type of Reporting Person (See Instructions) CO

(1) Includes 10,493,461 and 385,828,203 shares of the Issuer’s Class A Common Stock issuable upon conversion of shares of the Issuer’s Class B Common Stock and Class C Common Stock, respectively, beneficially owned by the Reporting Person.

(2) Includes 10,493,461 and 385,828,203 shares of the Issuer’s Class A Common Stock issuable upon conversion of shares of the Issuer’s Class B Common Stock and Class C Common Stock, respectively, beneficially owned by the Reporting Person.

(3) Based on information provided by the Issuer, at February 17, 2004 the Issuer had 298,390,961 shares of Class A Common Stock, 8,198,016 shares of Class B Common Stock and 301,039,630 shares of Class C Common Stock outstanding.  According to information provided by the Issuer, (a) on February 18, 2004, 2,011,813 shares of Class A Common Stock were issued in the restructuring of UPC Polska, LLC described in this Statement and (b) on or about February 23, 2004, an aggregate of 82,950,198 shares of Class A Common Stock, 2,295,445 shares of Class B Common Stock and 84,874,594 shares of Class C Common Stock were issued in the recently completed subscription rights offering described in this Statement.  Each share of the Issuer’s Class B Common Stock is convertible into one share of the Issuer’s Class A Common Stock at the election of the holder without consideration. Each share of the Issuer’s Class C Common Stock is convertible into one share of the Issuer’s Class B Common Stock or Class A Common Stock at the election of the holder without consideration.  The indicated percentage has been calculated assuming that (x) all outstanding shares of the Issuer’s Class B Common Stock and Class C Common Stock, all of which shares are beneficially owned by the Reporting Person, have been converted into an equal number of shares of the Issuer’s Class A Common Stock and (y) the shares of Class A Common Stock issuable as a result of the Reporting Person’s February 26, 2004 exercise of contractual preemptive rights described in this Statement have been issued.

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Amendment No. 5 to

Statement of

LIBERTY MEDIA CORPORATION

Pursuant to Section 13(d) of the Securities Exchange Act of 1934

in respect of

UNITEDGLOBALCOM, INC.

This amended statement on Schedule 13D/A (this “Amendment”) amends the Statement on Schedule 13D originally filed by Liberty Media Corporation, a Delaware corporation (“Liberty” or the “Reporting Person”), with the Securities and Exchange Commission (the “Commission”) on February 26, 2002 (the “Original Statement”), as amended by Amendment No. 1 on Schedule 13D/A filed by the Reporting Person with the Commission on February 28, 2003 (“Amendment No. 1”), Amendment No. 2 on Schedule 13D/A filed by the Reporting Person with the Commission on August 21, 2003 (“Amendment No. 2”), Amendment No. 3 on Schedule 13D/A filed by the Reporting Person with the Commission on November 13, 2003 (“Amendment No. 3”) and Amendment No. 4 on Schedule 13D/A filed by the Reporting Person with the Commission on January 9, 2004 (“Amendment No. 4”) and relates to the shares (the “Shares”) of Class A Common Stock, par value $0.01 per share (the “United Class A Common Stock”), of UnitedGlobalCom, Inc., a Delaware corporation (the “Issuer” or “United”).  The Original Statement, Amendment No. 1, Amendment No. 2, Amendment No. 3 and Amendment No. 4 are collectively referred to as the “Statement.”  Items 3, 4 and 5 of the Statement are hereby amended as set forth below.  Capitalized terms not defined herein have the meanings given to such terms in the Statement.

Item 3.	Source and Amount of Funds or Other Consideration
Item 3 of the Statement is hereby amended and supplemented by adding the following information thereto:

On January 16, 2004, the Reporting Person consummated the previously disclosed transaction to purchase an aggregate of 15,173,898 shares of United Class A Common Stock pursuant to its preemptive rights under the Waiver Letter.  The purchase price was $7.6929 per share.  14,623,536 of such shares were acquired by the Reporting Person and its wholly-owned subsidiaries and 550,362 of such shares were acquired by Holding LLC.  Approximately $104.5 million of the purchase price for the shares acquired by the Reporting Person and its wholly-

owned subsidiaries was paid by means of the surrender of certain promissory notes made by a subsidiary of United to a subsidiary of the Reporting Person and the balance was paid in cash from the Reporting Person’s working capital.  The purchase price for the shares acquired by Holding LLC was paid in cash from the proceeds of capital contributions to Holding LLC by its members, including the Reporting Person, who funded such capital contribution with cash from its working capital.

On January 21, 2004, all of the former stockholders of UGCE that had exercised their rights to appraisal of their shares under Delaware law in connection with the merger of a wholly-owned subsidiary of United with UGCE withdrew such appraisal demands and became entitled to be issued shares of United Class A Common Stock.  The Reporting Person exercised in full its preemptive rights under the Waiver Letter in connection with this issuance and on January 21, 2004 the Reporting Person purchased an aggregate of 3,119,641 shares of United Class A Common Stock pursuant to such preemptive rights exercise at a purchase price of $7.6929 per share. 3,006,490 of such shares were acquired by the Reporting Person and its wholly-owned subsidiaries and 113,151 of such shares were acquired by Holding LLC.  The purchase price for the shares acquired by the Reporting Person and its wholly-owned subsidiaries was paid in cash from the Reporting Person’s working capital.  The purchase price for the shares acquired by Holding LLC was paid in cash from the proceeds of capital contributions to Holding LLC by its members, including the Reporting Person, who funded such capital contribution with cash from its working capital.

On January 12, 2004, the Issuer announced its intention to distribute subscription rights to purchase United Common Stock to the holders of shares of outstanding United Common Stock on a pro rata basis.  On January 20, 2004, the Issuer announced that such subscription rights would be distributed to stockholders of record on January 21, 2004, and would entitle such stockholders to purchase 0.28 of a share of the applicable class of United Common Stock at $6.00 per share in cash for each share held.  The subscription rights expired at 5:00 p.m. February 12, 2004.  The Reporting Person and its subsidiaries were distributed subscription rights to purchase an aggregate of 6,333,901 shares of United Class A Common Stock, 2,295,445 shares of United Class B Common Stock and 84,874,594 shares of United Class C Common Stock.  The Reporting Person and its subsidiaries exercised such subscription rights in full, and on or about February 23, 2004 (a) the Reporting Person and its wholly-owned subsidiaries were issued 5,703,096 shares of United Class A Common Stock, 2,295,445 shares of United Class B Common Stock and 82,113,979 shares of United Class C Common Stock and (b) Holding LLC was issued 630,805 shares of United Class A Common Stock and 2,760,615 shares of United Class C Common Stock.   In addition, the subscription rights distributed to the stockholders entitled each such stockholder to oversubscribe and acquire shares of United Common Stock that were not purchased pursuant to exercises of other stockholders’ basic subscription rights, also at a purchase price of $6.00 per share in cash, subject to proration based on equity ownership of the Issuer.  The Reporting Person and its wholly-owned subsidiaries exercised this oversubscription privilege up to a maximum of 10,000,000 additional shares of United Class A Common Stock, and on February 26, 2004 were delivered 595,925 additional shares of United Class A Common Stock.  The purchase price for the shares acquired by the Reporting Person and its wholly-owned subsidiaries was paid in cash from the Reporting Person’s working capital.  The purchase price for the shares acquired by Holding LLC was paid in cash from the proceeds of capital contributions to Holding LLC by its members, including the Reporting Person, who funded such capital contribution with cash from its working capital.

On February 17, 2004, each of the Contributing Parties (other than Liberty UK Holdings) was completely liquidated and dissolved.  Liberty UK Holdings was completely liquidated and dissolved on December 29, 2003.  As part of these dissolutions, the Contributing Parties distributed all of their respective ownership interests in Holding LLC to their shareholders in proportion to their respective pecuniary interests in the Contributing Parties.  Also on February 17, 2004, Holding LLC authorized distributions to be made to all of its members in proportion to their respective pecuniary interests in Holding LLC, with such distributions consisting of all shares of the Issuer’s Class A and Class C Common Stock held by Holding LLC.  These distributions were made as follows: (i) 3,276,915 shares of the Issuer’s Class A Common Stock to Bresnan (which includes 2,170,113 shares of the Issuer’s Class A Common Stock issued upon conversion of an equal number of shares of the Issuer’s Class C Common Stock immediately prior to the distribution) and (ii) 1,776,696 shares of the Issuer’s Class A Common Stock and 10,450,018 shares of the Issuer’s Class C Common Stock to the Reporting Person and certain of its wholly-owned subsidiaries.

On February 26, 2004, the Reporting Person exercised its preemptive rights pursuant to the Waiver Letter to acquire an aggregate of 2,413,355 shares of United Class A Common Stock arising as a result of the issuance of United Class A Common Stock in connection with the restructuring of the capital structure of the Issuer’s indirect wholly-owned subsidiary, UPC Polska, LLC. Pursuant to such exercise the Reporting Person and its wholly-owned subsidiaries will purchase such shares at a purchase price of $6.9026 per share. The aggregate purchase price for the shares acquired by the Reporting Person and its wholly-owned subsidiaries will be paid in cash from the Reporting Person's working capital.

Item 4.	Purpose of Transaction
Item 4 of the Statement is hereby amended and supplemented by adding the following information thereto:
The information set forth in Item 3 of this Amendment is incorporated by reference into this Item 4 as if set forth in its entirety herein.
Item 5.	Interest in Securities of the Issuer
Item 5 of the Statement is hereby amended and supplemented by adding the following information thereto:

(a)                                  The Reporting Person presently beneficially owns 427,178,932 shares of United Class A Common Stock, which includes 10,493,461 and 385,828,203 shares of United Class A Common Stock issuable upon conversion of shares of United Class B Common Stock and United Class C Common Stock, respectively, beneficially owned by the Reporting Person.  Based on information provided by the Issuer, at February 17, 2004 the Issuer had 298,390,961 shares of United Class A Common Stock, 8,198,016 shares of United Class B Common Stock and

301,039,630 shares of United Class C Common Stock outstanding.  According to information provided by the Issuer, (i) on February 18, 2004, 2,011,813 shares of Class A Common Stock were issued in the restructuring of UPC Polska LLC described in this Statement and (ii) on or about February 23, 2004, an aggregate of 82,950,198 shares of Class A Common Stock, 2,295,445 shares of Class B Common Stock and 84,874,594 shares of Class C Common Stock were issued in the recently completed subscription rights offering described in this Statement.  Each share of the Issuer’s Class B Common Stock is convertible into one share of the Issuer’s Class A Common Stock at the election of the holder without consideration.  Each share of the Issuer’s Class C Common Stock is convertible into one share of the Issuer’s Class B Common Stock or Class A Common Stock at the election of the holder without consideration.  Each share of United Class A Common Stock has one vote per share, each share of United Class B Common Stock has ten votes per share and each share of United Class C Common Stock has ten votes per share. Accordingly, the Reporting Person beneficially owns approximately 54.47% of the outstanding United Class A Common Stock and approximately 91.79% of the Issuer's outstanding voting power.  The indicated percentages assume that (x) solely for purposes of calculating the percentage of outstanding United Class A Common Stock, all of the United Class B Common Stock and United Class C Common Stock beneficially owned by the Reporting Person has been converted to an equal number of shares of United Class A Common Stock and (y) the shares of Class A Common Stock issuable as a result of the Reporting Person’s February 26, 2004 exercise of contractual preemptive rights described in this Statement have been issued.

Except as described on Schedule 2, which is incorporated herein, to the knowledge of the Reporting Person none of the Schedule 1 Persons beneficially owns any shares of United Class A Common Stock.

(b)                                 The Reporting Person has sole voting and dispositive power with respect to 427,178,932 shares of United Class A Common Stock, which includes 10,493,461 and 385,828,203 shares of United Class A Common Stock issuable upon conversion of shares of United Class B Common Stock and United Class C Common Stock, respectively, beneficially owned by the Reporting Person.

(c)                                  Except as described in this Amendment, neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the Schedule 1 Persons, has executed transactions in shares of the Issuer during the past 60 days.

(d) None.
(e) Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 27, 2004
Date

LIBERTY MEDIA CORPORATION /s/ Elizabeth M. Markowski
Signature
Elizabeth M. Markowski/ Senior Vice President
Name/Title

Schedule 2 of the Statement is hereby amended to read in its entirety as follows:

SCHEDULE 2

The Reporting Person disclaims beneficial ownership of the securities listed on this Schedule 2.

Name	Shares and Options to Purchase Shares Beneficially Owned
Robert R. Bennett

182,168 shares of United Class A Common Stock, which includes beneficial ownership of 54,168 shares of United Class A Common Stock, which may be acquired within 60 days after February 1, 2004, pursuant to stock options.

Paul A. Gould	89,600 shares of United Class A Common Stock.

Gary S. Howard	54,168 shares of United Class A Common Stock, which may be acquired within 60 days after February 1, 2004, pursuant to stock options.

John C. Malone	174,375 shares of United Class A Common Stock, which may be acquired within 60 days after February 1, 2004, pursuant to stock options.